================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                SCHEDULE 14D-9/A
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                                 ANTENNA TV S.A.
                            (Name of Subject Company)


                                 ANTENNA TV S.A.
                        (Name of Person Filing Statement)


          ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES (EACH AMERICAN DEPOSITARY SHARE REPRESENTING ONE HALF OF THE ONE ORDINARY SHARE)

                         (Title of Class of Securities)

                              CUSIP NO. 03672N 10 0

                      (CUSIP Number of Class of Securities)

                            DR. NIKOLAOS ANGELOPOULOS
             KIFISSIAS AVENUE 10-12, 15 125 MAROUSSI, ATHENS, GREECE
                                +30 210 688 6500
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications

                    on Behalf of the Person Filing Statement)


Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. [_]

================================================================================

                  This Amendment No. 2 (the "Amendment No. 2") amends the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") initially filed by Antenna TV S.A., a Greek Societe anonyme ("Antenna"), with the Securities and Exchange Commission (the "SEC") on November 25, 2002 as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC on December 17, 2002 (as amended, the "Schedule 14D-9"). The Schedule 14D-9 relates to the tender offer by Holnest Investments Limited, Globecast Holdings Limited, Altavista Global Holdings Limited and Praxis Global Investments Limited, each a corporation incorporated under the laws of the Republic of Ireland, and Minos Kyriakou, Theodore Kyriakou, Xenophon Kyriakou and Athina Kyriakou (collectively, the "Offerers") to purchase all of the outstanding Ordinary Shares and ADSs of Antenna not already owned by the Offerors or their affiliates for $1.20 per ADS or $2.40 per Ordinary Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2002 (as amended and supplemented by Amendment No. 1 to Schedule TO filed with the SEC on December 17, 2002 and by Amendment No. 2 to Schedule TO filed with the SEC on December 20, 2002, the "Offer to Purchase"), and the related Letter of Transmittal, copies of which are attached as Exhibit (a)(1) and Exhibit (a)(2), respectively, to the Schedule TO filed by the Offerors (which, as may be amended from time to time, together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meaning assigned to such terms in the Schedule 14D-9. The Amendment and Supplement to the Offer to Purchase is attached to this Amendment No. 2 as Exhibit (a)(8).

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

                  Item 4(b) is hereby amended and supplemented as follows:

                  a.    The following is added to the end of factor 3:

                  ", a premium of $0.79 (192%) per ADS over the market price on the Nasdaq National Market 32 days prior to the public announcement of the Offer and a premium of $0.22 (22%) per ADS over the market price on the Nasdaq National Market 60 days prior to the public announcement of the Offer. The Special Committee did not consider prior purchases of ADSs by the Offerors as such purchases were made during a period when general market conditions, and the outlook for the Greek media sector in particular, were more positive."

                  b. Third paragraph (beginning with "The Antenna Board, including...") and the bullet point list appearing immediately following such paragraph in the Schedule 14D-9 under "Reasons for the Recommendation; Background of the Offer; Fairness of the Offer--The Antenna Board" is amended and restated in its entirety to read as follows:

                  "The Antenna Board, including the members of the Special Committee, believes that the Offer is procedurally fair to holders of ADSs and Ordinary Shares (other than the Offerors and their affiliates) based upon a number of factors, including:

                  o the fact that the Special Committee consisted of all of the independent directors of Antenna and was appointed to represent the interests of holders of ADSs and Ordinary Shares (other than the Offerors and their affiliates);

                  o the fact that the Special Committee retained and was advised as to its fiduciary duties by its own independent legal counsel;

                  o the fact that the Special Committee retained and was advised by Piraeus Bank, as its independent financial advisor, with the sole objective of rendering an opinion as to the fairness, from a financial point of view, of the Offer to the holders of ADS and Ordinary Shares (other than the Offerors and their affiliates);

                  o the fact that each holder of ADSs and Ordinary Shares is able to decide voluntarily whether or not to tender its ADSs or Ordinary Shares in the Offer;

                  o the fact that the Offer contains procedures for holders of ADSs and Ordinary Shares to withdraw their tendered ADSs and Ordinary Shares prior to the Expiration Time; and

                  o the nature of the deliberations under which the Special Committee evaluated the Offer and the alternatives to the Offer."

                  c. The last three paragraphs before the heading "Opinion of Financial Advisor" appearing in the Schedule 14D-9 under "Reasons for the Recommendation; Background of the Offer; Fairness of the Offer--The Antenna Board" are hereby amended and restated to read as follows:

                        Neither the Special Committee nor the Antenna Board considered the liquidation of Antenna's assets to be a viable course of action as the Controlling Shareholders, who control approximately 80% of the Ordinary Shares, had no intention of approving the liquidation of Antenna. Furthermore, the Special Committee believes that substantial value results from continuing Antenna as a going concern and any liquidation would destroy that value.

                        The Special Committee did not consider the net book value of the Ordinary Shares useful, absent an appraisal, in determining whether to accept the Offerors offer of $1.20 per ADS ($2.40 per Ordinary Share) because it does not believe that net book value has any meaningful relationship to the economic value of the Ordinary Shares. The Special Committee did evaluate Antenna as a going concern through various analyses performed by Piraeus Bank, including the discounted cash flow analysis and other methodologies prepared by Piraeus Bank in connection with its fairness opinion, which took into account financial forecasts, cash flow streams and other qualitative factors. See "--Opinion of Financial Advisor."

                        In view of the wide variety of factors considered in connection with their evaluation of the Offer, neither the Special Committee nor the Antenna Board found it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors they considered in reaching their determinations.

                        The Special Committee and the Antenna Board were aware that the adjusted equity analysis underlying the Piraeus Bank's opinion resulted in an implied reference amount higher than the Offer Price. However, the Piraeus Bank, the Special Committee and the Antenna Board considered the various analyses and factors as a whole and believe that selecting portions of the analyses and factors without considering all factors could create a misleading or incomplete view of the processes underlying the Piraeus Bank's analyses and opinion and the Special Committee's and the Antenna Board's fairness determinations.

                        The foregoing discussion of the information and factors considered by the Special Committee and the Antenna Board is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee and the Antenna Board. Antenna's executive officers have not been asked to make a recommendation as to the Offer.



ITEM 9.  EXHIBITS.

                  Item 9 is hereby amended and supplemented to include the following additional exhibit:


Exhibit No.                            DESCRIPTION
-----------                            -----------

(a)(8)            Amendment and Supplement to the Offer to Purchase dated
                  December 20, 2002.*



----------

* Incorporated by reference to Exhibit (a)(1)(vii) of the Schedule TO-T/A filed by the Offerors on December 20, 2002.

                                    SIGNATURE


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ANTENNA TV S.A.


                                       By:   /s/ Nikolaos Angelopoulos
                                       ----------------------------------------
                                       Name:  Dr. Nikolaos Angelopoulos
                                       Title: Director, Chief Financial Officer


December 20, 2002

                                  EXHIBIT INDEX



Exhibit No.                      DESCRIPTION
-----------                      -----------

(a)(8) Amendment and Supplement to the Offer to Purchase to the Offer to Purchase dated December 20, 2002.*



----------

* Incorporated by reference to Exhibit 9a)(1)(vii) of the Schedule TO-T/A filed by the Offerors on December 20, 2002.